Exhibit 77(c)

Matters submitted to a Vote of Security Holders

      A November 29, 2006, Special Meeting of Shareholders for ING Growth and Income Fund was held at which the shareholders were asked:

      1. To approve a new sub-advisory agreement for the Fund between ING Investments, LLC, the Fund's investment adviser, and ING Investment Management Co..

                                                              Shares voted
                                                              against or                          Total Shares
Fund                         Proposal    Shares voted for       withheld      Shares abstained       Voted
                             --------    ----------------       --------      ----------------       -----
ING Growth and Income            1         4,505,858.544       35,121.677       126,399.862      4,667,380.083